UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

ANNOUNCEMENT OF CANCELLATION OF EQUITY SHARES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with a copy of the following information relating to the completion of the buyback of its equity shares (the “Share Buyback Offer”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 30, 2026, the Company informed the stock exchanges in India on which its securities are listed and the New York Stock Exchange (the “Exchanges”) of the completion of the cancellation of equity shares repurchased in connection with the Share Buyback Offer. A copy of such letter to the Exchanges and the enclosures are attached to this Form 6-K as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M Sanaulla Khan

M Sanaulla Khan

Senior Vice President & Company Secretary

Dated: July 2, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the stock exchanges submitted on June 30, 2026